ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

31 August 2004

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692
CANCELLATION OF OPTIONS

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

dlw 9/14

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

Penfolds
Australia's Most Famous Wine

RECEIVED
2004 SEP 14 A 9:

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ROSEMOUNT
ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

31 August 2004

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

CANCELLATION OF OPTIONS

We advise that, due to the resignation or retrenchment of participants in the Southcorp Executive Share and Option Plan and the Executive Director Share Option Deed, the number of options to acquire additional fully paid ordinary shares in the capital of the Company set out below have lapsed and been cancelled, in accordance with the rules of the Plan and the Deed, as follows:

Date Options Granted	Exercise Price	Date Options Lapsed	No. of Options Lapsed
12 November 1999	$5.38	27 August 2003	10,000
16 September 2002	$5.42	23 July 2004	250,000
15 October 2003	$3.20	23 July 2004	250,000

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY